Exhibit 99.2
[Company Letterhead]
April 29, 2009
To,

Mr. Milind Kulkarni,	Mr. Manoj Bhat,
Venturbay Consultants Private Limited	Tech Mahindra Limited
Email: kmilind@techmahindra.com	Email: bmanoj@techmahindra.com
Fax: + 91-20-66018313	Fax: + 91-20-66018313
Sharda Centere, Erandwane, Pune 411004	Sharda Centere, Erandwane, Pune 411004
Sub: Allotment of Additional Shares
Dear Sir,
This is in connection with the share subscription agreement executed on April 13, 2009 (“Agreement”) entered into among Satyam Computer Services Limited (“the Company”), Venturbay Consultants Private Limited and Tech Mahindra Limited. Capitalized terms used in this letter but not defined in this letter will have the meanings assigned to them in the Agreement.
The Agreement contemplates that the Company shall issue Additional Shares to Venturbay, at the option of Venturbay, in accordance with the terms of the Agreement, at the Second Closing. As set forth in the Agreement, as on April 13, 2009, the Company had the authority to issue a maximum of 140,00,00,000 Shares under the provisions of its memorandum of association.
As on April 13, 2009, the Company had issued 67,39,58,020 Shares. Under the Agreement, the Company proposes to issue 30,27,64,327 Shares to Venturbay in the Preferential Allotment in accordance with the provisions of the Agreement.
The number of Shares that may be issued pursuant to exercise of all the Company’s convertible instruments are 1,86,74,715. On the assumption that no Shares are validly tendered in the public offer and Venturbay exercises its option to subscribe to the maximum number of Additional Shares in accordance with the Agreement, Venturbay would be entitled to subscribe to a maximum of 41,81,39,132 Additional Shares.
Therefore, based on the assumption that (i) 1,86,74,715 Shares are allotted pursuant to the conversion of all the convertible instruments, prior to the issue and allotment of the Additional Shares; (ii) no Shares are validly tendered by the shareholders of the Company in the public offer made by Venturbay; and (iii) upon closure of the public offer, Venturbay exercises its option to subscribe to the maximum number of Additional Shares in accordance with the Agreement, the Company will need to increase its authorized share capital prior to the issue and allotment of such maximum number of Additional Shares to Venturbay to comply with the Company’s obligations under the Agreement. The Company understands and hereby acknowledges and agrees that it will take all steps and actions that may be required, including, without limitation, making all necessary amendments and modifications to the memorandum of association and other charter documents of the Company, in each case promptly upon receipt of the Notice (as hereinafter defined), to enable Venturbay to purchase and acquire the Additional Shares within the time limits specified in the Agreement.
Further, the First Closing (as defined in the Agreement) shall take place at a date and location as the parties may mutually agree. Clause 5.1 and other applicable terms of the Agreement will appropriately stand modified.

The Company shall seek the prior approval of the CLB for the Additional Shares, if any, once the number of such Additional Shares required to be issued to Venturbay are notified by Venturbay to the Company in the Notice. The obligation of the Company to issue and allot Additional Shares in the Subsequent Preferential Allotment and the obligation of Venturbay to subscribe to the Additional Shares shall be subject to the receipt of approval of the CLB for such Subsequent Preferential Allotment and such Additional Shares, which approval shall be sought by the Company promptly following the notification in writing by Venturbay to the Company in accordance with the terms of the Agreement of the number of Additional Shares that Venturbay wants the Company to issue and allot to Venturbay in the Subsequent Preferential Allotment (the “Notice”). The Company shall make every effort in good faith, and shall take all actions necessary, to obtain the approval of the CLB in respect of the Subsequent Preferential Allotment and the issue and allotment of the Additional Shares specified by Venturbay in the Notice. The provisions of Clause 4.2 and 4.2A will be deemed modified accordingly.
Further, the expression “CLB Approval” as defined in the Agreement shall not be construed to refer to the approval of the Hon’ble Company Law Board (“CLB”) for the Subsequent Preferential Allotment and the expression “CLB Approval” as defined in the Agreement will be deemed modified accordingly.
Except as expressly amended by this letter, the provisions of the Agreement shall continue to remain in effect and enforceable in accordance with their respective terms.
Notwithstanding any provision of this letter, this letter shall not (and shall not be deemed to) modify or waive any breach of the provisions of the Agreement, including, without limitation, any breach of any representations or warranties contained in the Agreement, that may have occurred prior to the date of this letter, and any liability for such breaches shall remain unaffected by the terms of this letter.
You are kindly requested to take note of the same. Please countersign a copy of this letter to record your acceptance and return the same for our records.
Yours sincerely,
/s/ Kiran Karnik
Kiran Karnik
Director
Satyam Computer Services Limited
Acknowledged and Agreed By

/s/ Manoj Bhat	/s/ Manoj Bhat
Name: Manoj Bhat	Name: Manoj Bhat
For Venturbay Consultants Private Limited	For Tech Mahindra Limited